                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              EMAK WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    294724109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kenneth Squire
                            Crown EMAK Partners, LLC
                          1919 Pennsylvania Ave., N.W.
                                   Suite 725
                             Washington, D.C. 20006
                                 (202) 466-5910
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     CROWN EMAK PARTNERS, LLC
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    DELAWARE
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     PETER ACKERMAN
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     JOANNE LEEDOM-ACKERMAN
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization   USA
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     PERRY A. LERNER
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     SOMERVILLE S TRUST
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    CALIFORNIA
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                     SANTA MONICA PICTURES, LLC
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    CALIFORNIA
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially       ----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each           ----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person          ----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     SOMERVILLE, LLC
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                          [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    DELAWARE
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power   3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     CROWN EMAK HOLDINGS, LLC
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization    DELAWARE
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                               [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------
                * See response to Item 5(a).

CUSIP NO. 294724109

--------------------------------------------------------------------------------
                 1.  Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     CROWN EMAK INVESTMENTS, LLC
--------------------------------------------------------------------------------
                 2.  Check the Appropriate Box if a Member of a Group
                     (a)  [ ]
                     (b)  [X]
--------------------------------------------------------------------------------
                 3.  SEC Use Only
--------------------------------------------------------------------------------
                 4.  Source of Funds    N/A
--------------------------------------------------------------------------------
                 5.  Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
                 6.  Citizenship or Place of Organization            DELAWARE
--------------------------------------------------------------------------------
     Number of
      Shares            7.  Sole Voting Power
   Beneficially      -----------------------------------------------------------
     Owned by           8.  Shared Voting Power    3,694,444 shares*
       Each          -----------------------------------------------------------
     Reporting          9.  Sole Dispositive Power
      Person         -----------------------------------------------------------
       With            10.  Shared Dispositive Power    3,694,444 shares*
--------------------------------------------------------------------------------
                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person    3,694,444 SHARES*
--------------------------------------------------------------------------------
                12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares                                                [ ]
--------------------------------------------------------------------------------
                13.  Percent of Class Represented by Amount in Row (11)

                     38.8%, based on 5,836,609 shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.
--------------------------------------------------------------------------------
                14.  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------
                * See response to Item 5(a).

         This Amendment No. 3 (this "Amendment") amends the Statement on
Schedule 13D previously filed jointly by Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual (together with Peter Ackerman, the "Ackermans"), Perry A. Lerner, an individual ("Lerner"), Somerville S Trust, a revocable trust organized in California (the "Trust"), Santa Monica Pictures, LLC, a California limited liability company ("SMP"), Somerville, LLC, a Delaware limited liability company ("Somerville"), and Crown EMAK Partners, LLC, a Delaware limited liability company, formerly known as Crown Acquisition Partners, LLC ("Crown Partners"), as previously amended by Amendment No. 1 and Amendment No. 2 thereto filed jointly by the Ackermans, Lerner, the Trust, SMP, Somerville, Crown Partners, Crown EMAK Holdings, LLC, a Delaware limited liability company ("Crown Holdings") and Crown EMAK Investments, LLC, a Delaware limited liability company ("Crown Investments") (such Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 thereto, is referred to herein as the "Schedule 13D"), and relates to the common stock, par value $0.001 per share ("Common Stock") of EMAK Worldwide, Inc., a Delaware corporation formerly known as Equity Marketing, Inc. (the "Company"). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.


ITEM 1. SECURITY AND ISSUER

             Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

             On December 30, 2004, Crown Partners entered into an Exchange Agreement with the Company (the "Series A Exchange Agreement"), pursuant to which Crown Partners received 25,000 shares of Series AA mandatorily redeemable senior cumulative preferred stock, par value $0.001 per share (the "Series AA Stock"), with a conversion price of $14.75 per common share, in exchange for the 25,000 shares of Series A Preferred Stock then held by Crown Partners (which had the same conversion price). At the time of that exchange, both the 25,000 newly issued shares of Series AA Stock, and the 25,000 shares of Series A Preferred Stock they replaced, were convertible into an aggregate of 1,694,915 shares of Common Stock, and the Series AA Stock otherwise had substantially the same rights and preferences as the replaced Series A Preferred Stock, other than the Series AA Stock not participating in cash dividends paid on Common Stock.

         On June 30, 2006, Crown Partners entered into an Exchange and Extension Agreement (the "2006 Exchange Agreement") with the Company pursuant to which the Company extended by two years the exercise date on all of the previously issued Common Warrants. In the 2006 Exchange Agreement, the Company and Crown Partners also agreed (subject to satisfaction of certain conditions) to amend the Company's Certificate of Designation of the Series AA Stock to (among other changes) (i) eliminate the 6% cumulative dividend previously payable on the Series AA Stock, and (ii) reduce the conversion price of the Series AA Stock from $14.75 per common share to $9.00 per common share, resulting in the Series AA Stock being convertible, in the aggregate, into an additional 1,082,863 shares of Common Stock (2,777,778 shares in total).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

             The consideration for the June, 2006 reduction of the conversion price of the Series AA Stock and the extension of the expiration date of the Common Warrants was the elimination of the 6% cumulative dividend previously payable on the Series AA Stock.

ITEM 4. PURPOSE OF TRANSACTION

             Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

             On December 30, 2004, Crown Partners entered into the Series A Exchange Agreement with the Company, pursuant to which Crown Partners received 25,000 shares of Series AA Stock with a conversion price of $14.75 per common share, in exchange for the 25,000 shares of Series A Preferred Stock then held by Crown Partners (which had the same conversion price). At the time of that exchange, both the 25,000 newly issued shares of Series AA Stock, and the 25,000 shares of Series A Preferred Stock they replaced, were convertible into an aggregate of 1,694,915 shares of Common Stock, and the Series AA Stock otherwise had substantially the same rights and preferences as the replaced Series A Preferred Stock, other than the Series AA Stock not participating in cash dividends paid on Common Stock.

             On June 30, 2006, Crown Partners entered into the 2006 Exchange Agreement with the Company, pursuant to which the exercise dates on all of the previously issued Common Warrants were extended for two years. In the 2006 Exchange Agreement, the Company and Crown Partners also agreed (subject to satisfaction of certain conditions) to amend the Company's Certificate of Designations of the Series AA Stock to (among other changes) (i) eliminate the 6% cumulative dividend previously payable on the Series AA Stock, and (ii) reduce the conversion price of the Series AA Stock from $14.75 per common share to $9.00 per common share, resulting in the Series AA Stock being convertible, in the aggregate, into an additional 1,082,863 shares of Common Stock (2,777,778 shares in total).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

             Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

             After consummation of the transactions contemplated by the 2006 Exchange Agreement, Crown Partners holds a total of (i) 25,000 shares of Series A Preferred Stock, which are presently convertible into 2,777,777 shares of Common Stock,** and (ii) Common Warrants, which may be exercised to purchase an aggregate of 916,666 shares of Common Stock. Assuming the exercise of the Common Warrants and the conversion into Common Stock of all shares of Series AA Stock owned by Crown Partners, Crown Partners would own an aggregate of 3,694,444 shares of Common Stock, which would constitute (when calculated in the manner required by Rule 13d-3(d)(1)(i)(D)) approximately 38.8% of the total shares of Common Stock outstanding as of May 11, 2006, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2006.


----------
** The final quarterly dividend on the Series AA Stock (the "Final Dividend") accrued on March 31, 2006 but has not yet been paid by the Company to Crown Partners (as the sole holder of the Series AA Stock). If the Final Dividend remains unpaid at the time the Series AA Stock is converted into Common Stock, in addition to the base of 2,777,777 shares of Common Stock that will be issued upon such conversion, the Series AA Stock will also be convertible into (i) an additional 41,667 shares of Common Stock with respect to the Final Dividend, and (ii) an additional number of shares of Common Stock with respect to any interest that has accrued on the unpaid Final Dividend as of the conversion date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

             Pursuant to the Series A Exchange Agreement, Crown Partners received 25,000 shares of the Series AA Stock with a conversion price of $14.75 per common share, in exchange for the 25,000 shares of Series A Preferred Stock then held by Crown Partners (which had the same conversion price). At the time of that exchange, both the 25,000 newly issued shares of Series AA Stock, and the 25,000 shares of Series A Preferred Stock they replaced, were convertible into an aggregate of 1,694,915 shares of Common Stock, and the Series AA Stock otherwise had substantially the same rights and preferences as the replaced Series A Preferred Stock, other than the Series AA Stock not participating in cash dividends paid on Common Stock. The Series A Exchange Agreement is filed as
Exhibit 2 to this Amendment and is incorporated by reference herein. The summary of the Series A Exchange Agreement in this Item 6 is qualified in its entirety by reference to the text of Exhibit 2 hereto.

             In connection with the Series A Exchange Agreement, the Company amended its certificate of incorporation with the Certificate of Designation of Series AA Senior Cumulative Preferred Stock of EMAK Worldwide, Inc., dated December 30, 2004 (the "Series AA Certificate of Designation"), which sets forth the terms and conditions governing the Series AA Stock. The Series AA Certificate of Designation is filed as Exhibit 3 to this Amendment and is incorporated by reference herein. The summary of the Series AA Certificate of Designation in this Item 6 is qualified in its entirety by reference to the text of Exhibit 3 hereto.

         Pursuant to the 2006 Exchange Agreement, (i) the exercise dates on all of the previously issued Common Warrants were extended by two years; and (ii) the Company and Crown Partners agreed (subject to the satisfaction of certain conditions) to amend the Series AA Certificate of Designation to (among other changes) (A) eliminate the 6% cumulative dividend previously payable on the Series AA Stock, and (B) reduce the conversion price of the Series AA Stock from $14.75 per common share to $9.00 per common share, resulting in the Series AA Stock being convertible, in the aggregate, into an additional 1,082,863 shares of Common Stock (2,777,778 shares in total). The 2006 Exchange Agreement is filed as Exhibit 4 to this Amendment and is incorporated by reference herein. The summary of the 2006 Exchange Agreement in this Item 6 is qualified in its entirety by reference to the text of Exhibit 4 hereto.

             In connection with the 2006 Exchange Agreement, the Company amended its certificate of incorporation with the Certificate of Amendment of Certificate of Designation of Series AA Senior Cumulative Preferred Stock of EMAK Worldwide, Inc., dated December 30, 2004 (the "Series AA Certificate of Amendment"), which amends the Series AA Certificate of Designation in the manner contemplated by the Exchange Agreement. The Series AA Certificate of Amendment is filed as Exhibit 5 to this Amendment and is incorporated by reference herein. The summary of the Series AA Certificate of Amendment in this Item 6 is qualified in its entirety by reference to the text of Exhibit 5 hereto.

         The 2006 Exchange Agreement also amends the Purchase Agreement to extend the standstill period applicable to Crown Partners referred to in Item 4 above from March 29, 2010 to March 29, 2012, and amends the Registration Rights Agreement to include all shares of Common Stock issuable upon conversion of the Series AA Stock or upon execution of the Common Warrants, as amended.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.        Joint Filing Agreement, dated as of April 19, 2002.
                  (Incorporated by reference to Schedule 13D/A filed by the Reporting Persons on April 19, 2002);

Exhibit 2. Exchange Agreement, dated December 30, 2004, by and between the Company and Crown EMAK Partners, LLC, filed as Exhibit
                  10.1 to the Issuer's Current Report on Form 8-K, filed on January 5, 2005 and incorporated by reference herein;

Exhibit 3. Certificate of Designation of Series AA Senior Cumulative Preferred Stock of EMAK Worldwide, Inc., dated December 30, 2004, filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed on January 5, 2005 and incorporated by reference herein.

Exhibit 4. Exchange and Extension Agreement dated June 30, 2006, by and between Crown EMAK Partners, LLC and the Company.

Exhibit 5. Certificate of Amendment of Certificate of Designation of Series AA Senior Cumulative Preferred Stock of EMAK Worldwide, Inc., dated June 30, 2006.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2006

                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       PETER ACKERMAN, by Tracy Tormey as
                                       Attorney-in-Fact**


Dated: July 5, 2006

                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       JOANNE LEEDOM-ACKERMAN, by Tracy Tormey
                                       as Attorney-in-Fact**


Dated: July 5, 2006

                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       PERRY A. LERNER, by Tracy Tormey as
                                       Attorney-in-Fact**


Dated: July 5, 2006                    SOMERVILLE S TRUST


                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       Tracy Tormey, Authorized Signatory**

Dated: July 5, 2006                    SANTA MONICA PICTURES, LLC


                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       Tracy Tormey, Authorized Signatory**


Dated: July 5, 2006                    SOMERVILLE, LLC


                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       Tracy Tormey, Authorized Signatory**


Dated: July 5, 2006                    CROWN EMAK HOLDINGS, LLC


                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       Tracy Tormey, Authorized Signatory**


Dated: July 5, 2006                    CROWN EMAK INVESTMENTS, LLC


                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       Tracy Tormey, Authorized Signatory**


Dated: July 5, 2006                    CROWN EMAK PARTNERS, LLC


                                       /s/ Tracy Tormey
                                       -----------------------------------------
                                       Tracy Tormey, Authorized Signatory**



**Tracy Tormey is authorized to execute this Schedule 13D Amendment on behalf of each of the reporting persons pursuant to the Power of Attorney filed as Exhibit 24 to the Form 4 report filed with the SEC on the date hereof by Crown EMAK Partners, LLC and the other reporting persons with respect to the transactions consummated pursuant to the 2006 Exchange Agreement.